                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (Amendment No. 1)


                    Under the Securities Exchange Act of 1934



                        LAWRENCE FINANCIAL HOLDINGS, INC.
             ------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
             ------------------------------------------------------
                         (Title of Class of Securities)

                                   519872-10-5
             ------------------------------------------------------
                                 (CUSIP Number)

                               SEPTEMBER 21, 2001
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



           Check the appropriate box to designate the rule pursuant to which this Schedule is filed

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
      Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No  519872-10-5
--------------------------------------------------------------------------------

     1) Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (entities only)

                   HOT CREEK CAPITAL, L.L.C. (fka Everest Managers, L.L.C.)
--------------------------------------------------------------------------------
     2) Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [  ]
     (b)  [  ]
--------------------------------------------------------------------------------

     3) SEC Use Only
--------------------------------------------------------------------------------

     4) Citizenship or Place of Organization

               Nevada
--------------------------------------------------------------------------------

Number of           (5)  Sole Voting Power                       0
Shares            --------------------------------------------------------------
Beneficially        (6)  Shared Voting Power                69,000
Owned by          --------------------------------------------------------------
Each Reporting-     (7)  Sole Dispositive Power                  0
Person            --------------------------------------------------------------
With                (8)  Shared Dispositive Power           69,000
--------------------------------------------------------------------------------

      9)  Aggregate Amount Beneficially Owned by Each Reporting Person

                   69,000
--------------------------------------------------------------------------------

     10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                 Not applicable
--------------------------------------------------------------------------------

     11)  Percent of Class Represented by Amount in Row 9

                    8.9%
--------------------------------------------------------------------------------

     12)  Type of Reporting Person (See Instructions)

                    OO
--------------------------------------------------------------------------------

CUSIP No  519872-10-5
--------------------------------------------------------------------------------

     1) Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (entities only)

                  HOT CREEK INVESTORS, L.P.(fka Everest Partners, L.P.)
--------------------------------------------------------------------------------

     2) Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [  ]
     (b)  [  ]
--------------------------------------------------------------------------------

     3) SEC Use Only
--------------------------------------------------------------------------------

     4) Citizenship or Place of Organization

               Nevada
--------------------------------------------------------------------------------

Number of          (5)  Sole Voting Power                         0
Shares           ---------------------------------------------------------------
Beneficially       (6)  Shared Voting Power                  69,000
Owned by         ---------------------------------------------------------------
Each Reporting-    (7)  Sole Dispositive Power                    0
Person           ---------------------------------------------------------------
With               (8)  Shared Dispositive Power             69,000
--------------------------------------------------------------------------------

      9)  Aggregate Amount Beneficially Owned by Each Reporting Person

                    69,000
--------------------------------------------------------------------------------

     10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                 Not applicable
--------------------------------------------------------------------------------

     11)  Percent of Class Represented by Amount in Row 9

                    8.9%
--------------------------------------------------------------------------------

     12)  Type of Reporting Person (See Instructions)

                    PN
--------------------------------------------------------------------------------

CUSIP No  519872-10-5
--------------------------------------------------------------------------------

     1) Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (entities only)

               David M. W. Harvey
--------------------------------------------------------------------------------

     2) Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [  ]
     (b)  [  ]
--------------------------------------------------------------------------------

     3) SEC Use Only
--------------------------------------------------------------------------------

     4) Citizenship or Place of Organization

          U.S.A.
--------------------------------------------------------------------------------

Number of         (5)  Sole Voting Power                         0
Shares            --------------------------------------------------------------
Beneficially      (6)  Shared Voting Power                  69,000
Owned by          --------------------------------------------------------------
Each Reporting-   (7)  Sole Dispositive Power                    0
Person            --------------------------------------------------------------
With              (8)  Shared Dispositive Power             69,000
--------------------------------------------------------------------------------

      9)  Aggregate Amount Beneficially Owned by Each Reporting Person

                    69,000
--------------------------------------------------------------------------------

     10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                 Not applicable
--------------------------------------------------------------------------------

     11)  Percent of Class Represented by Amount in Row 9

                    8.9%
--------------------------------------------------------------------------------

     12)  Type of Reporting Person (See Instructions)

                    IN
--------------------------------------------------------------------------------

Item 1:

         (a)  Name of Issuer:

                  Lawrence Financial Holdings, Inc.

         (b)  Address of Issuer's Principal Executive Offices:

                  311 South Fifth Street
                  Ironton, OH 45638

Item 2:

          (a)  Name of Person Filing:

                  This Amendment No. 1 to Schedule 13G ("Amendment 1") is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Hot Creek Capital, L.L.C. (fka Everest Managers, L.L.C.) (the "General Partner"),
                  (ii) Hot Creek Investors, L.P. (fka Everest Partners, L.P.) ("Investors"), and (iii) David M. W. Harvey, the principal member of the General Partner ((i), (ii), and (iii) being collectively, the "Filing Persons"). The Common Stock of Lawrence Financial Holdings, Inc. (the "Stock") which is the subject of this Amendment 1 is held by Investors. The other Filing Persons are joining in this Amendment 1 because they exercise voting and investment power over the Stock held by Investors. The Filing Persons have entered into a Joint Filing Agreement, dated as of January 7, 2002, a copy of which is filed with this Amendment 1 as Exhibit A, pursuant to which the Filing Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. The Filing Persons expressly disclaim that they have agreed to act as a group.

         (b)  Address of Principal Business Office or, if none, Residence:

                  Post Office Box 3178
                  Gardnerville, Nevada 89410

         (c)  Citizenship:

                  Nevada for Investors and the General Partner;
                  David M. W. Harvey is a citizen of the U.S.A.

         (d)  Title of Class of Securities:

                  Common Stock

         (e)  CUSIP Number:

                  519872-10-5

Item 3:   Not applicable

Item 4:   Ownership.

         (a)  Amount beneficially owned:

                  69,000 shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Act by Investors, the General Partner, and David M. W. Harvey. The General Partner and David
                  M. W. Harvey expressly disclaim direct and beneficial ownership of the shares reported as deemed to be beneficially owned by them.

         (b)  Percent of class:  8.9%

         (c)  Number of shares as to which the person has:

                 (i) Sole power to vote or to direct the vote                                         0
                 (ii) Shared power to vote or to direct the vote                                 69,000
                 (iii) Sole power to dispose or to direct the disposition of                          0
                 (iv) Shared power to dispose or to direct the disposition of                    69,000

Item 5:   Ownership of Five Percent or Less of a Class.

              Not applicable.

Item 6:   Ownership of More than Five Percent on Behalf of Another Person.

              Not applicable.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

              Not applicable.

Item 8:   Identification and Classification of Members of the Group.

              Not applicable.

Item 9:   Notice of Dissolution of Group.

              Not applicable.

Item 10:  Certifications.

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             HOT CREEK CAPITAL, L.L.C.
                                             By:   /s/ David M. W. Harvey
Dated: January 7, 2002                       ----------------------------------
                                             Name: David M. W. Harvey
                                             Title: Managing Member


                                             HOT CREEK INVESTORS, L.P.
                                             By its General Partner
                                             HOT CREEK CAPITAL, L.L.C.
                                             By:   /s/ David M. W. Harvey
Dated: January 7, 2002                       ----------------------------------
                                             Name: David M. W. Harvey
                                             Title: Managing Member


                                             By:   /s/ David M. W. Harvey
Dated: January 7, 2002                       ----------------------------------
                                             Name: David M. W. Harvey

                                                                       Exhibit A
                                                                       ---------

                      AGREEMENT REGARDING THE JOINT FILING
                       OF AMENDMENT NO. 1 TO SCHEDULE 13G

                              ---------------------

The undersigned hereby agree as follows:

         (i) Each of them is individually eligible to use Amendment No. 1 to which this Exhibit is attached, and such Amendment No. 1 is filed on behalf of each of them; and

         (ii) Each of them is responsible for the timely filing of such Amendment No. 1 and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.


                                            HOT CREEK CAPITAL, L.L.C.
                                            By:   /s/ David M. W. Harvey
Dated: January 7, 2002                      ----------------------------------
                                            Name: David M. W. Harvey
                                            Title: Managing Member


                                            HOT CREEK INVESTORS, L.P.
                                            By its General Partner
                                            HOT CREEK CAPITAL, L.L.C.
                                            By:   /s/ David M. W. Harvey
Dated: January 7, 2002                      ----------------------------------
                                            Name: David M. W. Harvey
                                            Title: Managing Member


                                            By:   /s/ David M. W. Harvey
Dated: January 7, 2002                      ----------------------------------
                                            Name: David M. W. Harvey